September 24, 2013

VIA EDGAR

Larry M. Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

National HealthCare Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 15, 2013

Form 10-Q for the quarterly period ended March 31, 2013

Filed May 8, 2013

File No. 001-13489

Dear Mr. Spirgel:

On behalf of National HealthCare Corporation ("NHC" or the "Company"), this is written in response to your letter dated September 11, 2013 regarding the Company’s filing referenced above.  Our responses are keyed to the comments in your letter.  This letter is being filed on EDGAR.

SEC Comment

Form 10-K

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion & Analysis, page 17

2.  Bonus Compensation, page 18

1.

We note your response to comment 3 in our letter dated July 18, 2013.  However, your proposed disclosure does not make clear exactly how the committee determined the amount of each of the two target awards.  Please quantify the specific targets and goals used to determine the amounts of Messrs. Flatt's and Ussery's awards under their respective performance plans as well as their actual performance levels, and explain how the committee determined each target award for the current year.

Company Response

Each year Company management designs and recommends to the Compensation Committee (the "Committee") for its approval the individual plans for Mr. Flatt and Mr. Ussery.   The Committee reviews and approves the plans.

At the end of each year, after reports are prepared by management to compare actual performance to the goals and target outcomes under the respective individual plans, the Committee reviews and approves the amount of the bonus payments earned.  The Committee next determines the amounts that it will recommend to be paid to Mr. Flatt and Mr. Ussery under the NHC Executive Officer Performance Based Compensation Plan, which amounts are in addition to the amounts earned under the individual plans.  In the final process, the Committee takes into consideration compensation earned by persons in similar positions at other health care companies, the financial performance of those companies compared to the Company, and the amounts earned by Mr. Flatt and Mr. Ussery under the individual plans.  The Committee then recommends to the Board of Directors, for their approval, the amounts to be paid.

As to the request to quantify specific targets and goals of the individual plans, the individual plans include over 100 locations with different targets and goals for each location.  As described in our proposed wording, each location has separate and different financial performance, quality performance, customer satisfaction, partner (employee) satisfaction, occupancy, development and construction, and technology goals or targets.  The calculations under each of the individual plans exceed 2,000 in number.  Different levels of achievement for many of the targets or goals result in different amounts of compensation.  Some of the opportunities to earn a bonus may or may not occur in the year.  (For example, state surveys do not occur every year at each location.)  Because of the number of different targets and goals and the complexity of the calculations under the plans, it is impractical to quantify the specific targets and goals and the actual performance levels used to determine the amounts of Messrs. Flatt's and Ussery's awards under their respective performance plans.

In future filings the Company will include wording similar to the following:

In addition, Mr. Flatt and Mr. Ussery have the opportunity to earn performance bonuses in amounts as determined in individual plans and payable upon obtaining the goals and objectives of those plans.  Awards under the individual plans are based upon measurable performance factors and are not discretionary.  The Compensation Committee recommends the individual plans to the Board of Directors for approval.  For 2013, the amount Mr. Flatt could earn under his non-discretionary plan was based on the performance of the Company’s skilled nursing facilities, assisted living centers, homecare operations, ancillary services operations, construction and development and legislative initiatives.  For 2013, the amount Mr. Ussery could earn under his non-discretionary plan was based on the performance of the Company’s skilled nursing facilities, assisted living centers, homecare operations and ancillary services operations.  Actual performance is compared to the goals and target outcomes under the respective individual plans to determine the amount of the bonus payments earned, and the amounts earned are paid as required under the terms of the plans.  There are numerous goals and targets under the plans as they are determined by location and type of services offered.  Furthermore, the calculations under the plans are complex due to the varying levels of achievement that may or may not be attained.  The actual amounts paid under the individual plans have averaged approximately $590,000 annually per person for the last three years.  The Board’s Compensation Committee considers the amounts earned under the individual plans when determining additional amounts to recommend to the Board to be paid under the NHC Executive Officer Performance Based Compensation Plan.

Mr. Flatt’s performance plan is measured on the following criteria:

•

Financial Performance - the financial performance of each of the Company’s healthcare centers, homecare operations and ancillary operations (including measures comparing actual results to current year budgets, prior period operating results, and accounts receivable ratios, as measured location by location and based upon sliding scale targets),

•

Quality Performance - the quality of the Company’s operations based upon

(a)  survey results (the occurrence or nonoccurrence of Conditions, Standards or Elements resulting from government surveys),

(b)  the Centers for Medicare and Medicaid Services (CMS) 5 STAR published ratings for the Company’s healthcare centers, and

(c)  Company established quality ratings for the Company’s healthcare centers,

•

Customer Satisfaction - the satisfaction of customers based on quality control cards collected from patients and family members in the Company’s health care centers,

•

Technology - the achievement of annual goals for the installation and implementation of technology improvements within the Company and its healthcare centers and other operations, (v) the development of  new construction and acquisitions and meeting or exceeding short and long-term strategic planning goals, and

•

Development and Construction - the improvement of public policy impacting the lines of business in which the Company operates as measured by government legislative results.

Mr. Ussery’s performance plan is based on the following criteria:

•

Quality Performance - the quality of the Company’s operations based upon

(a)  survey results (the occurrence or non-occurrence of Conditions, Standards or Elements determined in government surveys),

(b)  the CMS 5 STAR published ratings for the Company’s healthcare centers, and

(c)  Company-established quality ratings for the Company’s healthcare centers,

•

Financial Performance - the financial performance of each of the Company’s healthcare centers, assisted living facilities, homecare operations, therapy service operations, and pharmacy operations (including measures comparing actual results to current year budgets, prior period operating results, and accounts receivable ratios, as measured location by location and based upon sliding scale targets),

•

Partner Satisfaction - the satisfaction of partners as measured by (a) partners’ satisfaction scores from Company prepared surveys and (b) by employee retention rates,

•

Customer Satisfaction – the satisfaction of customers based on quality control cards collected from patients and family members in the Company's health care centers, and

•

Occupancy – the achievement of occupancy goals as measured by budgeted census.

The Company has established these individual plans for Mr. Flatt and Mr. Ussery because it believes that implementing measurable goals for these two senior managers is beneficial to the overall performance of the Company.  The amounts paid to Mr. Flatt and Mr. Ussery, calculated as described above, are not paid out of the Performance Based Compensation bonus pool and do not reduce the amount that is available to the other participants in the pool.

SEC Comment

Form 10-Q, March 31, 2013

Financial Statements

Change in Accounting Principle, page 9

2.

We note from your proposed future disclosure offered in response to comment four of our letter dated July 18, 2013 that you plan to include 40% of the estimated future apartment appreciation in your calculation of the recorded entrance fee liability due residents.  Please tell us in detail why it is appropriate to recognize such appreciation as an entrance fee liability pursuant to ASC 943-430-25-1.  Explain how you plan to account for changes in the amounts estimated for the 40% of future apartment appreciation as apartment appreciation fluctuates.

Company Response

As stated in ASC 954-430-25-1, the estimated amount of entry fees that is expected to be refunded to current residents under the terms of the contracts shall be accounted for and reported as a liability.  In accordance with ASC 954-430-35-3, adjustments to the estimated refundable entrance fee liability for the estimated amount of entry fees that is expected to be refunded to current residents under the terms of contracts is accounted for as deferred revenue and amortized together with the nonrefundable entrance fees.  This deferred revenue, like the nonrefundable entrance fees, is amortized over future periods based on the life expectancy of the resident or the contract term, if shorter.

The Company owns and operates one 89-unit CCRC.  A majority of the 89 units have residents that have moved in within the past five years, and during this time there have been no entrance fee rate increases.  The 40% appreciation component has been considered in our deferred revenue calculations.  The Company continues to monitor the refundable entrance fee liability and deferred revenue of this CCRC to ensure it is recorded in accordance with ASC 954.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National HealthCare Corporation is committed to fully complying with the SEC disclosure requirements.  After you have had the opportunity to review this letter, please call me at (615) 890-2020 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President and Controller